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EXHIBIT 99.5

MIV Therapeutics Inc. Completes Significant Biocompatibility Milestones for HAp Stent Coating Technology

June 28, 2004 MIV Therapeutics Inc. (OTCBB:MIVT), announced today that it has successfully completed the full range of biocompatibility studies on its proprietary, biocompatible hydroxyapatite (HAp) ultra-thin coating technology. The coating is designated for passive and drug-eluting application on cardiovascular stents and other implantable medical devices.

Toxikon Corporation, Bedford, MA, was commissioned by MIVT to perform the complete range of 12 biocompatibility tests which are summarized below:


Study                            Focus                            Result
-----                            -----                            ------
Long Term Intramuscular          Signs of toxicity                PASS - HAp coated stent was found
Implantation (13 weeks) clinical                                  non-toxic when implanted for 13 weeks.

Short Term Intramuscular         Local symptoms of toxicity       PASS - HAp coated stent was non toxic
Implantation (2 weeks)

Bone Marrow Micronucleous Assay  Damage to the chromosomes        PASS - HAp coated stent considered
                                                                  non-mutagenic.

Chromosomal Aberration           Structural changes to the        PASS - HAp coated stent considered
                                 chromosomes                      non-clastogenic.

Ames Assay / Salmonella
Typhorium and Escherichia Coli   Reverse mutation of histidine    PASS - HAp coated stent is not mutagenic
Reverse Mutation Assay           and tryptophan genes             in the test species.

Hemolysis                        Effect on blood, elevated        PASS - HAp coated stent is considered
                                 hemoglobin level, red cell       non-hemolytic.
                                 destruction

L929 MEM Elution                 Cellular response/reactivity -   PASS - HAp coated stent considered
                                 cytotoxicity                     non-cytotoxic.

Intracutaneous Injection         Irritation after intracutaneous  PASS - "HAp coated stent is considered
                                 injection                        negligible irritant".

Kligman Maximization             Allergic potential               PASS - HAp coated stent elicited no
                                                                  allergic reaction.

Pyrogen                          Raise in body temperature        PASS - HAp coated stent is considered
                                                                  non-pyrogenic.

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Systemic Injection               Biological reaction triggered    PASS - HAp coated stent test considered
                                 by potential toxic effects       negative.


14-day Repeat Dose Intravenous   Systemic toxicity after          PASS - Hap coated stent was non-
Toxicity Study                   repetitive intravenous injection toxic.


In May 2003, MIVT's HAp coated stents successfully passed the key thrombogenicity study conducted to evaluate any evidence of clotting in the blood stream. The study, performed by Toxikon Corporation, concluded, "MIVT's HAp coated stents performed well, with minimal to no significant thrombosis, thus successfully meeting the scientific and regulatory requirements."

Alan Lindsay, CEO of MIVT, summarized, "The successful outcomes in the biocompatibility tests performed by a recognized independent organization that specialize in toxicology and bio-analytical chemistry services represents ultimate proof of the exceptional biocompatibility of our HAp coating. It reinforces our firm belief in the unique properties of our proprietary coating technologies and their suitability for use in cardiovascular stents and for other medical devices. We are determined to make our coating technology a success."

Dr. Tom Troczynski, Ph.D., Professor of Ceramics at The University of British Columbia and MIVT Vice President of Coatings stated, " Results of studies confirm our earlier expectations regarding the biocompatibility of our HAp coating technology. These results also confirm that our unique Hydroxyapatite coating carries considerable and increasing potential to become the coating of choice for passive and drug delivery applications on stents. We will continue to expand evidence of suitability of our coating technology for clinical applications. The completion of the 13-week-long trial titled "Long Term Intramuscular Implantation - Clinical" finalized the full range of biocompatibility studies performed on our proprietary HAp ultra-thin coating. All these studies were compliant with U.S. FDA 21 CFR, part 58 and Good Laboratory Practices regulations, in line with CE Mark and FDA requirements. The results of the biocompatibility studies on ultra-thin coating will be carried over to other potential applications of our multiplatform coating technologies. We achieved this critical milestone on time and on budget."

About Toxikon Corp.

"Toxikon Corp. (ISO/IEC 17025:1999 certified) has been known for the past 25 years for excellence in medical device testing, toxicology and bio-analytical chemistry services. The Company provides comprehensive testing services to the biomaterials/medical device market, the pharmaceutical and biotechnology industry. Toxikon Corporation's testing services include biocompatibility testing, toxicology, pharmacology, metabolism, bioanalysis, pharmaceutical analysis, and biosafety testing. A leader in the industry, the company's professional expertise along with a recognized stature in the industry provides Toxikon Corporation a unique capability to assist clients in the successful completion of their registration."

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About MIV Therapeutics

MIV Therapeutics is developing a "next generation" line of advanced biocompatible coatings for passive and drug-eluting application on cardiovascular stents and other implantable medical devices. MIV's ultra-thin coating has been designed to inhibit inflammatory response and restenosis. A Collaborative Research Agreement (CRA) between MIVI and the University of British Columbia received a research and development grant from the Natural Sciences and Engineering Research Council of Canada (NSERC) in 2002 for the development of HAp as a drug eluting coating, and achieved the milestones for Phase I of the program by demonstrating the coating has excellent properties suitable for drug encapsulation and drug eluting purposes. MIVT's manufacturing facility meets the guidelines applicable to CE Mark, FDA and GMP requirements. Please visit www.mivtherapeutics.com for more information.

MIVT has developed proprietary HAp stent coating in collaboration with UBC and has protected these collaborative technologies by financially supporting three patents. MIVT has the exclusive worldwide license from UBC to use and sublicense the HAp coating technologies for the development, manufacture and sale of coated stents and other implantable medical devices. Hydroxyapatite is a well-known, biocompatible, porous material that makes up bone mineral and the matrix of teeth. It is widely used as a bone substitute material and for coating implantable fixation devices in orthopedic, dental and other applications. MIVT's ultra-thin coating formulation is designed primarily to protect surrounding tissue from the chemical interaction of metal stents. Following the successful completion of the first stage of its research and development program, focusing on porous coatings for drug-elution purposes with financial support from the Natural Sciences and Engineering Research Council of Canada) the Company has progressed to the next development stage, which is expected to finalize the drug-eluting research and development program.

Investor Inquiries:

Dan Savino
Investor Relations, MIV Therapeutics Inc.
Ph: 1 800 221 5108 ex. 16
Fax: 604 301 9546
Email: dsavino@mivi.ca



Product inquiries and business opportunities:
Arc Rajtar
arajtar@mivi.ca
604 301 9545 ex. 22

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements. Such statements are indicated by words or phrases such as "believe", "will", "breakthrough", "significant", "indicated", "feel", "revolutionary", "should", "ideal", "extremely" and "excited". These statements are made under "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those described in forward-looking statements and are subject to risks and uncertainties. See the Company's filings with the Securities and Exchange Commission including, without limitation, the Company's recent Form 10-K and Form 10-Qs, which identify specific factors that may cause actual results or events to differ materially from those described in the forward-looking statements.

Copyright (C) 2004 MIV Therapeutics Inc. All rights reserved.